EXHIBIT (e)(13)

[LETTERHEAD OF SUNTERRA CORPORATION]

, 2007

INSERT NAME

Dear                     :

Over the past several months, we have faced many challenges–some small, some significant, all critical–and through each and every one of them you have consistently demonstrated dedication, cooperation and team spirit to ensure Sunterra continues to be a strong, vibrant and growing business. The executive team, the board of directors and I recognize the extra efforts you have made to meet these challenges head on. We want to thank you and reward you for all that you have accomplished to date and for all that you will be asked to do in the future.

Only a select group of key employees are included in this program; therefore I know you understand it is imperative that you keep the contents of this letter confidential.

Retention Bonus

You will receive a retention bonus totaling $            , payable as follows:

20% of retention bonus on March 30, 2007;

10% of retention bonus on the last business day of June, September and December 2007; and

50% of retention bonus on March 31, 2008.

You are expected to maintain your current high level of performance. If you are terminated for cause, you will not be eligible for any unpaid retention bonus. If you are terminated involuntarily other than for cause, you will continue to receive the remainder of your unpaid retention bonus per the above schedule.

Options and Restricted Stock

If you were granted options under the Sunterra Corporation 2002 Stock Option Plan or received a restricted stock award under the Sunterra Corporation 2005 Incentive Plan, upon a change of control, any options or restricted stock granted but not yet vested will accelerate and be vested immediately. Please note that this paragraph refers only to stock options or restricted stock actually granted by the Compensation Committee of the Sunterra Board of Directors as set forth on the attached Exhibit A. By acceptance of this letter, you waive any claim to any unissued stock options or restricted stock.

INSERT NAME

Page Two

Again, I want to thank you for all of your hard work. You are key to the future of Sunterra and I know you will do your utmost to ensure the company continues to thrive.

If you have any questions, please do not hesitate to see Steve Bell.

Sincerely,

James A. Weissenborn

Interim President and Chief Executive Officer

ACCEPTED AND AGREED TO:

INSERT NAME